SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APPOINTS MICHAEL CAWLEY TO BOARD

Ryanair, Europe's favourite airline, today (7 August) appointed Mr. Michael Cawley to its Board.

Michael previously worked with Ryanair for 17 years and contributed enormously to Ryanair's growth and success until he retired in March 2014. He served as Ryanair's Deputy CEO and Chief Operating Officer. Michael's other non-executive directorships include Paddy Power plc, Kingspan Group plc and he is Chairman of Failte Ireland.

Ryanair's Chairman, David Bonderman, said:

"I am delighted that Michael has accepted our invitation to join the Board of Ryanair. His experience, skills, and in-depth knowledge of the industry will be of great benefit to the Board and we all look forward to working closely with him as we continue to safely and successfully grow Ryanair across Europe, to the benefit of our customers, our people and our shareholders."

ENDS

For further information
please contact:
Robin Kiely Joe Carmody
                                                                      Ryanair Ltd                            Edelman Ireland
                                                                      Tel: +353-1-9451212           Tel: +353-1-6789333
                                                                      press@ryanair.com               ryanair@edelman.com

                                                                      Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 August, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary